SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 204.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Artisan Partners Asset Management Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

04316A-108
(CUSIP Number)

Thomas J. Murphy
McDermott Will & Emery LLP
227 West Monroe St, Suite 4400
Chicago, IL 60606
(312) 372-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 04316A-108	Page 2 of 7

1.	Name of reporting person Andrew A. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,183,498
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,183,498
11.	Aggregate amount beneficially owned by each reporting person 8,183,498
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.96%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 04316A-108	Page 3 of 7

1.	Name of reporting person Artisan Investment Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,183,498
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,183,498
11.	Aggregate amount beneficially owned by each reporting person 8,183,498
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.96%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 04316A-108	Page 4 of 7

1.	Name of reporting person ZFIC, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,183,498
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,183,498
11.	Aggregate amount beneficially owned by each reporting person 8,183,498
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.96%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 04316A-108	Page 5 of 7

1.	Name of reporting person Carlene M. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,183,498
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,183,498
11.	Aggregate amount beneficially owned by each reporting person 8,183,498
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.96%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 04316A-108	Page 6 of 7
This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A common stock of the Company filed by the Reporting Persons with the Securities and Exchange Commission on March 20, 2013, as amended on July 22, 2013 and November 12, 2013. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 3 is being made to reflect reductions in the amount and percentage deemed to be beneficially owned by the Reporting Persons as a result of a sale by the Reporting Persons, the resignation of Mr. Ziegler from the committee that votes shares held under the Stockholder Agreement, the removal of the securities beneficially owned by the Reporting Persons from the application of the Stockholder Agreement, pursuant to its terms, and  the issuance by the Company of shares of Class A Common Stock in an underwritten offering on March 12, 2014.  Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 2.                      Identity and Background

(c)  Effective March 12, 2014, Mr. Ziegler ceased to be an employee of the Company and resigned from the stockholder committee that governs the voting of shares under the Stockholder Agreement. He continues to serve as a director of the Company.

Item 5.                      Interest in Securities of the Issuer

(a) – (b) The Reporting Persons share investment over 8,183,498 Class D Common Units which have  economic rights but no voting power and share voting power over an equal number of shares of Class C Common Stock which have voting power but no economic rights.  The Class D Common Units are exchangeable for the same number of shares of Class A Common Stock.  The Class C Common Stock would be cancelled in the event that the Class D Common Units were exchanged.   Accordingly, the securities beneficially owned by the Reporting Persons represent the right to acquire 8,183,498 shares of Class A Common Stock.  The securities beneficially owned by the Reporting Persons represent 21.96% of the shares of Class A Common Stock that would be outstanding if the Class D Units were exchanged.  As of March 12, 2014, there were 29,133,585 shares of Class A common stock outstanding according to information provided by the Company.

(c) On March 12, 2014, AIC sold 1,444,146 Class D Common Units to the Company for $59.675 per Unit and an equal number of shares of Class C Common Stock were cancelled for no consideration.

The shares beneficially owned by the Reporting Persons have been released from the terms of the Stockholder Agreement and Mr. Ziegler resigned from the stockholder committee which controls voting of securities subject to the Stockholder Agreement.  Accordingly, the Reporting Persons now share voting power over such shares.

(d) Since Mr. Ziegler is no longer a member of the stockholders committee that has the power to vote  the shares subject to the Stockholder Agreement, this Amendment No. 3 no longer includes securities subject to the Stockholder Agreement that are not beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 7 of 7
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2014

ANDREW A. ZIEGLER

By:           Rebecca Himmelspach *

CARLENE M. ZIEGLER

By:           Rebecca Himmelspach *

ARTISAN INVESTMENT CORPORATION

By:           Rebecca Himmelspach *

ZFIC, INC.

By:           Rebecca Himmelspach *

*By:        /s/ Rebecca Himmelspach
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene M. Ziegler
Attorney-in-Fact for Artisan Investment Corporation
Attorney-in-Fact for ZFIC, Inc.